EXHIBIT 99.1

Cema-Cel Pivotal Trial Interim Data Highlight Strength of Cellectis’ Allogeneic CAR-T Platform

NEW YORK, April 13, 2026 (GLOBE NEWSWIRE) -- Cellectis (or the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today highlights the interim futility analysis announced by Allogene Therapeutics, Inc. (“Allogene”) from Allogene’s sponsored pivotal ALPHA3 trial evaluating cema-cel in first-line consolidation for large B-cell lymphoma (LBCL). Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicenced by Servier to Allogene in certain territories.

Allogene announced the futility analysis, which was triggered by the protocol-defined data cutoff of the 24th patient completing Day 45 minimal residual disease (“MRD”) assessment, showed that 58.3% (7/12) of patients in the cema-cel arm achieved MRD negativity compared to 16.7% (2/12) in the observation arm, representing a 41.6% absolute difference in MRD clearance between the arms. Allogene reported that based on specific benchmark literature, a difference of 25-30% in the MRD clearance could translate into meaningful clinical benefit at study completion. Allogene further announced that the cema-cel treatment was generally well-tolerated as of the cutoff, with most patients (10/12) managed in the outpatient setting post-infusion, no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS), graft-versus-host disease (GvHD) or treatment-related Serious Adverse Events, and no hospitalizations for treatment-related Adverse Events. For more details on the data announced by Allogene, please refer to Allogene’s press release click here.

"Seeing cema-cel advance in a pivotal trial is a great moment. Cema-cel derives from the first allogeneic CAR-T ever made, UCART19, as Cellectis has pioneered the concept of allogeneic “off-the-shelf" cell therapy, a concept many considered impossible. The data disclosed by Allogene is a testament to that vision, as we believe our allogeneic platform will replace autologous CAR-T therapies and expand their use in more indications. We warmly congratulate Servier and Allogene on this milestone and look forward to the continued development of cema-cel," said André Choulika, Ph.D., Co-Founder and Chief Executive Officer of Cellectis.

Cema-cel, which is derived from the UCART19 product initially developed by Cellectis, is an anti-CD19 allogeneic CAR-T cell therapy. Unlike autologous CAR-T therapies, which are manufactured from each patient's own T-cells, cema-cel is derived from healthy donor T-cells. We believe that allogeneic treatment have the potential to overcome many of the challenges of autologous cell therapies including speed, accessibility, and product consistency, while offering a path to make cell therapies mainstream pharmaceutical products.

Allogene announced that study accrual is anticipated to be complete by the end of 2027 and that it anticipates an interim Event-Free Survival (EFS) analysis in mid-2027 and the primary EFS analysis in mid-2028. If positive, Allogene announced that these results could support a Biologics License Application (BLA) submission. Under the Servier Agreement, Cellectis is eligible to receive payments up to $340 million in development and sales milestones, as well as low double-digit royalties on net sales of licensed CD19 products, including cema-cel developed in LBCL.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “could,” “eligible,” “encouraging,” “potential,” “signal,” “up to,” or “will” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by Allogene Therapeutics, Inc. Forward-looking statements include statements about the potential of the pivotal Phase 2 ALPHA3 trial to be a registrational phase, the advancement, timing and progress of ALPHA3 trial, the timing of presentation of data and submission of regulatory filings of ALPHA3 (including without limitation, the date of BLA submission), the potential benefit of allogeneic CAR-T product candidates (including the potential clinical benefits, safety, tolerability, durability, and efficacy of cema-cel), and the financial outcomes of the Servier Agreement. These forward-looking statements are made in light of information disclosed by Allogene and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these are significant risks that the pivotal ALPHA3 trial interim data may not be validated by data from later stage of clinical trials. Particular caution should be exercised when interpreting results from pivotal ALPHA3 interim data and results relating to a small number of patients – such results should not be viewed as predictive of future results in ALPHA3 or in other clinical studies related to allogeneic products, including our sponsored BALLI-01 and NATHALI-01 clinical trials. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachments

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